TARSIS RESOURCES LTD.

Condensed Consolidated Interim Financial Statements

For the three months ended December 31, 2014 and 2013

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: TCC; Tel: 604-687-3520

TARSIS RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited, presented in Canadian Dollars)

	December 31, 2014	September 30, 2014

Assets
Non-current assets
Equipment (Note 5)	$2,250	$2,492
Exploration and evaluation assets (Note 6)	4,062,104	4,086,063
	4,064,354	4,088,555

Current assets
Prepaid expenses	334	4,368
Receivables	3,319	4,199
Marketable securities (Note 4)	-	1,625
Cash	114,533	228,579
	118,186	238,771
Total assets	$4,182,540	$4,327,326

Shareholders’ equity
Share capital (Note 7)	$11,693,260	$11,693,260
Reserves (Note 7 and 8)	2,130,562	2,130,562
Accumulated other comprehensive loss	(30,165)	(2,135)
Deficit	(10,268,095)	(10,170,594)
	3,525,562	3,651,093
Non-current liabilities
Deferred income tax liability	532,000	532,000
	532,000	532,000
Current liabilities
Due to related parties (Note 9)	26,775	38,458
Accounts payable and accrued liabilities	98,203	105,775
	124,978	144,233

Total shareholders’ equity and liabilities	$4,182,540	$4,327,326

Nature of operations and going concern (Note 1)

Events after the reporting period (Note 14)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on February 27, 2015.

On behalf of the Board of Directors:

Director “Marc G. Blythe”

                                Director “Craig Lindsay”

See accompanying notes to the condensed consolidated interim financial statements

TARSIS RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED DECEMBER 31

(Unaudited, presented in Canadian Dollars)

	Three months ended December 31, 2014	Three months ended December 31, 2013

Expenses
Accounting and legal fees (Note 9)	$35,319	$31,566
Depreciation (Note 5)	242	443
Investor relations and shareholder information	5,339	14,953
Office facilities and administrative services (Note 9)	2,000	12,775
Office expenses	4,853	2,473
Transfer agent, listing and filing fees	4,428	3,365
Travel	1,895	13,773
Wages, benefits and consulting fees (Note 9)	43,750	45,469
	(97,826)	(124,817)

Interest income and other income	325	129
Net loss for the period	$(97,501)	$(124,688)
Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities (Note 4)	(1.625)	-
Exchange difference arising on the translation of foreign subsidiary	(26,405)	16,541
Total comprehensive loss for the period	$(125,531)	$(108,147)
Basic and diluted loss per common share	$(0.00)	$(0.00)
Weighted average number of common shares outstanding – basic and diluted	59.640,444	43,925,698

See accompanying notes to the condensed consolidated interim financial statements

TARSIS RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, presented in Canadian Dollars)

	Share Capital		Reserves
	Number of shares	Amount	Equity settled employee benefits	Warrants	Finder’s warrants	Available-for- sale securities	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2013	43,137,111	10,751,788	1,143,194	597,205	214,325	(18,750)	(12,838)	(6,052,555)	6,622,369
Private placements (Note 7(b)(i))	4,836,666	338,567	-	24,183	-	-	-	-	362,750
Share issue costs	-	(15,689)	-	-	8,747	-	-	-	(15,689)
Net loss	-	-	-	-	-	-	16,541	(124,688)	(108,147)
Balance, December 31, 2013	47,973,777	$ 11,074,666	$ 1,143,194	$ 621,388	$ 214,325	$ (18,750)	$ 3,703	$ (6,177,243)	$ 6,861,283
Private placements (Note 7(b)(ii)(iii))	11,666,667	674,183	-	(24,183)	-	-	-	-	650,000
Share issue costs	-	(55,589)	-	-	8,747	-	-	-	(46,842)
Share-based payments	-	-	167,091	-	-	-	-	-	167,091
Net loss	-	-	-	-	-	375	12,537	(3,993,351)	(3,980,439)
Balance, September 30, 2014	59,640,444	11,693,260	1,310,285	597,205	223,072	(18,375)	16,240	(10,179,594)	3,651,093
Net loss	-	-	-	-	-	(1,625)	(26,405)	(97,501)	(125,531)
Balance, December 31, 2014	59,640,444	$ 11,693,260	$ 1,310,285	$ 597,205	$ 223,072	$ (20,000)	$ (10,165)	$ (10,268,095)	$ 3,525,562

See accompanying notes to the condensed consolidated interim financial statement

ARSIS RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED DECEMBER 31

(Unaudited, presented in Canadian Dollars)

	Three months ended December 31, 2014	Three months ended December 31, 2013

Cash flows from (used in) operating activities
Loss for the period	$(97,501)	$(124,688)
Items not affecting cash:
Depreciation	242	443

Changes in non-cash working capital items:
Receivables	880	872
Prepaid expenses	4,034	4,722
Accounts payable and accrued liabilities	8,428	19,907
Due to related parties	(11,683)	(7,393)
Net cash (used in) operating activities	(95,600)	(106,137)

Cash flows from (used in) investing activities
Exploration and evaluation assets	(2,383)	(84,647)
Net cash provided by (used in) investing activities	(2,383)	(84,647)

Cash flows from (used in) financing activities
Proceeds from issuance of common shares	-	362,750
Share issue costs	(16,000)	(15,689)
Net cash provided by (used in) financing activities	(16,000)	347,061

Effect of exchange rate changes on cash	(63)	16,541

Change in cash for the period	(114,046)	172,818

Cash, beginning of the period	228,579	21,044

Cash, end of the period	$114,533	$193,862

Supplemental disclosure with respect to cash flows (Note 10)

See accompanying notes to the condensed consolidated interim financial statements

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Tarsis Resources Ltd. (the “Company”) was incorporated in Alberta on October 21, 2005 under the Business Corporations Act of Alberta and its registered office is Suite 410, 325 Howe Street, Vancouver, BC, Canada, V6C 1Z7. The Company was classified as a Capital Pool Company as defined in the TSX Venture Exchange (“TSX-V”) Policy 2.4. On July 16, 2007 the Company completed its Qualifying Transaction. On April 25, 2008 the Company filed for a certificate of continuance and is continuing as a BC Company under the Business Corporations Act (British Columbia).

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company’s investment in its exploration and evaluation assets is dependent upon the future discovery, development and sale of minerals, upon the ability to raise sufficient capital to finance these activities, and/or upon the sale of these properties.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the condensed consolidated interim statement of financial position. The condensed consolidated interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

Adverse financial market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both manage expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds. Accordingly, these material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

As at December 31, 2014, the Company had working capital deficit of $6,792 (September 30, 2014: working capital of $94,538) and shareholders’ equity of $3,525,562 (September 30, 2014: $3,651,093).

2.

BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

2.

BASIS OF PREPARATION - continued

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities classified as available-for-sale, which are stated at fair value through other comprehensive income (loss). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates.  These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2014 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2018)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended September 30, 2014.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended September 30, 2014. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three month period ended December 31, 2014 are not necessarily indicative of the results that may be expected for the current fiscal year ending September 30, 2015.

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

4.

MARKETABLE SECURITIES

The Company holds shares of a publicly traded company which are held as available-for-sale and valued in accordance with the quoted market price of the common shares (see Note 6(n)).

	December 31, 2014	September 30, 2014

Balance, beginning of the period	$1,625	$1,250
Unrealized gain (loss)	(1,625)	375
Balance, end of the period	$-	$1,625

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be due to significant or prolonged losses, are recorded as other comprehensive income or loss.  During the three months ended December 31, 2014, the Company determined that $1,625 of unrealized loss recorded in available-for-sale securities was not a result of significant or prolonged losses. Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset the full amount of the impairment, including any amount previously recognized in other comprehensive income, is recognized in profit or loss.

5.

EQUIPMENT

Equipment
Cost
As at September 30, 2013	$8,222
Assets acquired	-
As at September 30, 2014	8,222
Assets acquired	-
As at December 31, 2014	$8,222
Accumulated depreciation
As at September 30, 2013	$3,958
Depreciation for the year	1,772
As at September 30, 2014	5,730
Depreciation for the period	242
As at December 31, 2014	$5,972
Net book value
As at September 30, 2014	$2,492
As at December 31, 2014	$2,250

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS

The Company follows the prospect generator model whereby it acquires projects on attractive terms, adds value through preliminary exploration efforts and then vends or options the project for further advancement.

The Company has properties in the Yukon Territory of Canada (the “Canadian Properties”), in Mexico (the “Mexican Properties”) and in Nevada, USA (the “American Properties”).  Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the period ended December 31, 2014

	Canadian	Mexican			American
	Growth Pipeline			Growth Pipeline	Growth Pipeline
		Yago (Key)	Erika	Other properties		Total
Acquisition costs as at September 30, 2014	$1,638,599	$184,087	$665,166	$34,516	$24,750	$2,547,118
Holding	-	-	-	-	-	-
Exchange adjustments	-	-	(23,913)	-	-	(23,913)
Total acquisition costs	1,638,599	184,087	641,253	34,516	24,750	2,523,205
Exploration expenditures as at September 30, 2014	4,107,330	238,328	1,672,429	525	157,243	6,175,855
Camp, travel and meals	-	2,383	-	-	-	2,383
Exchange adjustments	-	-	(2,429)	-	-	(2,429)
Total exploration expenditures	4,107,330	240,711	1,670,000	525	157,243	6,175,809
Exploration expenditures recovered as at September 30, 2014
Recovered from Optionee	(426,500)	-	(49,500)	-	-	(476,000)
Yukon Mining Incentive Refund	(115,900)	-	-	-	-	(115,900)
Excess recovered	98,746	-	-	-	-	98,746
Write-off of properties	(688,931)	-	-	(15,650)	-	(704,581)
Impairment allowance	(3,439,175)	-	-	-	-	(3,439,175)
Cumulative expenditures as at December 31, 2014	1,174,169	424,798	2,261,753	19,391	181,993	4,062,104
Cumulative expenditures as at September 30, 2014	1,174,169	422,415	2,288,095	19,391	181,993	4,086,063
Net expenditures for the period ended December 31, 2014	$-	$2,383	$(26,342)	$-	$-	$(23,959)

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Cumulative Exploration and Evaluation Assets to December 31, 2014

	Canadian	Mexican			American
	Growth Pipeline			Growth Pipeline	Growth Pipeline
		Yago (Key)	Erika	Other properties		Total

Acquisition costs
Holding	$54,801	$19,087	$428,960	$4,266	$-	$507,114
Property acquisition	1,141,531	165,000	216,562	30,250	24,750	1,578,093
Staking	442,267	-	-	-	-	442,267
Exchange adjustments	-	-	(4,269)	-	-	(4,269)
Total acquisition costs	1,638,599	184,087	641,253	34,516	24,750	2,523,205

Exploration expenditures
Airborne geophysics	123,843	-	-	-	-	123,843
Aircraft charter	844,971	-	-	-	-	844,971
Camp, travel and meals	336,896	50,019	32,483	-	7,883	427,281
Community relations	125,784	-	10,503	-	-	136,287
Drilling	732,620	88,820	654,932	-	-	1,476,372
Field supplies and overhead	78,664	10,930	22,584	-	-	112,178
Geochemical	18,208	-	9,700	-	-	27,908
Geological	679,785	-	540,837	-	-	1,220,622
Geological consulting	564,995	60,223	125,228	-	47,709	798,155
Ground geophysics	43,141	-	34,325	-	-	77,466
Legal	56,730	-	-	-	-	56,730
Licence and permits	18,412	-	2,354	-	80,257	101,023
Reporting, drafting, sampling and analysis	483,281	30,719	236,225	525	21,394	772,144
Exchange adjustments	-	-	829	-	-	829
Total exploration expenditures	4,107,330	240,711	1,670,000	525	157,243	6,175,809
Exploration expenditures recovered
Recovered from Optionee/Transferee	(426,500)	-	(49,500)	-	-	(476,000)
Yukon Mining Incentive Refund	(115,900)	-	-	-	-	(115,900)
Excess recovered	98,746	-	-	-	-	98,746
Write-off of properties	(688,931)	-	-	(15,650)	-	(704,581)
Impairment allowance	(3,439,175)	-	-	-	-	(3,439,175)
Total property expenditures as at December 31, 2014	$1,174,169	$424,798	$2,261,753	$19,391	$181,993	$4,062,104

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

6.  EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2014

	Canadian	Mexican			American
	Growth Pipeline			Growth Pipeline	Growth Pipeline
		Yago (Key)	Erika	Other properties		Total
Acquisition costs as at September 30, 2013	$1,637,375	$165,000	$638,971	$30,250	$24,750	$2,496,346
Holding	1,224	19,087	-	4,266	-	24,577
Exchange adjustments	-	-	26,195	-	-	26,195
Total acquisition costs	1,638,599	184,087	665,166	34,516	24,750	2,547,118
Exploration expenditures as at September 30, 2013	4,096,182	49,500	1,665,632	525	93,032	5,904,871
Camp, travel and meals	949	34,797	-	-	-	35,746
Drilling	-	88,820	-	-	-	88,820
Field supplies and maps	513	5,219	105	-	-	5,837
Geological consulting	2,000	36,848	3,112	-	20,000	61,960
Reporting, drafting, sampling and analysis	7,686	23,144	919	-	-	31,749
Exchange adjustments	-	-	2,661	-	-	2,661
Total exploration expenditures	4,107,330	238,328	1,672,429	525	157,243	6,175,855
Exploration expenditures recovered as at September 30, 2013
Recovered from Optionee	(426,500)	-	(49,500)	-	-	(476,000)
Yukon Mining Incentive Refund	(115,900)	-	-	-	-	(115,900)
Excess recovered	98,746	-	-	-	-	98,746
Write-off of properties	(688,931)	-	-	(15,650)	-	(704,581)
Impairment allowance	(3,439,175)	-	-	-	-	(3,439,175)
Cumulative expenditures as at September 30, 2014	1,174,169	422,415	2,288,095	19,391	181,993	4,086,063
Cumulative expenditures as at September 30, 2013	4,600,972	214,500	2,255,103	15,125	117,782	7,203,482
Net expenditures for the year ended September 30, 2014	$(3,426,803)	$207,915	$32,992	$4,266	$64,211	$(3,117,419)

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Cumulative Exploration and Evaluation Assets to September 30, 2014

	Canadian	Mexican			American
	Growth Pipeline			Growth Pipeline	Growth Pipeline

		Yago (Key)	Erika	Other properties		Total

Acquisition costs
Holding	$54,801	$19,087	$428,960	$4,266	$-	$507,114
Property acquisition	1,141,531	165,000	216,562	30,250	24,750	1,578,093
Staking	442,267	-	-	-	-	442,267
Exchange adjustments	-	-	19,644	-	-	19,644
Total acquisition costs	1,638,599	184,087	665,166	34,516	24,750	2,547,118

Exploration expenditures
Airborne geophysics	123,843	-	-	-	-	123,843
Aircraft charter	844,971	-	-	-	-	844,971
Camp, travel and meals	336,896	47,636	32,483	-	7,883	424,898
Community relations	125,784	-	10,503	-	-	136,287
Drilling	732,620	88,820	654,932	-	-	1,476,372
Field supplies and overhead	78,664	10,930	22,584	-	-	112,178
Geochemical	18,208	-	9,700	-	-	27,908
Geological	679,785	-	540,837	-	-	1,220,622
Geological consulting	564,995	60,223	125,228	-	47,709	798,155
Ground geophysics	43,141	-	34,325	-	-	77,466
Legal	56,730	-	-	-	-	56,730
Licence and permits	18,412	-	2,354	-	80,257	101,023
Reporting, drafting, sampling and analysis	483,281	30,719	236,225	525	21,394	772,144
Exchange adjustments	-	-	3,258	-	-	3,258
Total exploration expenditures	4,107,330	238,328	1,672,429	525	157,243	6,175,855
Exploration expenditures recovered
Recovered from Optionee/Transferee	(426,500)	-	(49,500)	-	-	(476,000)
Yukon Mining Incentive Refund	(115,900)	-	-	-	-	(115,900)
Excess recovered	98,746	-	-	-	-	98,746
Write-off of properties	(688,931)	-	-	(15,650)	-	(704,581)
Impairment allowance	(3,439,175)	-	-	-	-	(3,439,175)
Total property expenditures as at September 30, 2014	$1,174,169	$422,415	$2,288,095	$19,391	$181,993	$4,086,063

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Mexico –Properties

a)

Yago Property (Nayarit State) – a Key Property

On June 10, 2013, the Yago property was purchased from Almaden Minerals Ltd. (“Almaden”), and is located in Nayarit State, Mexico. Almaden has a 2% Net Smelter Return (“NSR”) royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the Yago property together with four other properties in Mexico and two properties in Nevada, USA.

The value of the shares issued to Almaden on acquisition of the seven properties was allocated amongst the properties on a pro-rata basis, based on Almaden’s total capitalized carrying value of the properties immediately preceding transfer.

In addition, areas of influence will be outlined in Mexico, where Almaden will provide its proprietary data and concepts to the Company.  In return, the Company will issue 200,000 shares to Almaden for each new property acquired within the area of influence.  The Company will issue a further 800,000 shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

b)

Erika Property (Guerrero State)

The Erika Property was purchased from Almaden and is located in Guerrero State, Mexico, south of Mexico City. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

On February 5, 2013, the Company announced that it had signed an option/joint venture agreement with Osisko Mining Corporation (“Osisko”), whereby the Company granted Osisko the right to earn up to a 75% interest in the Erika property by funding exploration and development of the property and making cash payments to the Company.  The property consists of two registered claims located in Guerrero State, Mexico, held by the Company’s Mexican subsidiary Minera Tarsis S.A. de C.V.

On December 18, 2013, Osisko terminated the option agreement with respect to the Erika property and returned the Erika property to the Company.  Prior to the return, Osisko had incurred mineral property expenditure of approximately $604,354 and paid the Company US$50,000 in cash.

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Mexico – Growth Pipeline Properties

c)

Gallo de Oro Property

On June 10, 2013, the Gallo de Oro property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the Gallo de Oro property together with four other properties in Mexico and two properties in Nevada, USA.

Additional common shares will be issued to Almaden based on the receipt of proprietary data leading to the acquisition of new projects and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(a)).

d)

Mezquites Property

On June 10, 2013, the Mezquites property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the Mezquites property together with four other properties in Mexico and two properties in Nevada, USA.

Additional common shares will be issued to Almaden based on the receipt of proprietary data leading to the acquisition of new projects and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(a)).

e)

San Pedro Property

On June 10, 2013, the San Pedro property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the San Pedro property together with four other properties in Mexico and two properties in Nevada, USA.

Additional common shares will be issued to Almaden based on the receipt of proprietary data leading to the acquisition of new projects and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(a)).

f)

Llano Grande Property

On June 10, 2013, the Llano Grande property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the Llano Grande property together with four other properties in Mexico and two properties in Nevada, USA.

Additional common shares will be issued to Almaden based on the receipt of proprietary data leading to the acquisition of new projects and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(a)).

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

USA – Growth Pipeline Properties

g)

BP Property

On June 10, 2013, the BP property was purchased from Almaden, and is located in Nevada, USA. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the BP property together with another property in Nevada, USA and five properties in Mexico.

Additional common shares will be issued to Almaden based on the receipt of proprietary data leading to the acquisition of new projects and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(a)).

h)

Black Jack Springs (“BJS”) Property

On June 10, 2013, the BJS property was purchased from Almaden, and is located in Nevada, USA. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the BJS property together with another property in Nevada, USA and five properties in Mexico.

Additional common shares will be issued to Almaden based on the receipt of proprietary data leading to the acquisition of new projects and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(a)).

Canada – Growth Pipeline Properties

i)

Goz Creek Property

The Goz Creek property was purchased from Almaden and is located northeast of Whitehorse near Mayo. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

In accordance with the Company’s significant accounting policy, management is required to evaluate the carrying value of an exploration asset whenever there are signs that would indicate potential impairment.  With respect to the Goz Creek property, management has identified a potential dispute regarding the property’s continued exploration because of the existence of a watershed. This has, in management’s opinion, impaired the Company's ability to progress with exploration.  If the dispute is favourably resolved, management fully intends to continue their exploration of the property. However, if the issue cannot be resolved, management intends to seek compensation from the dispute. Accordingly, for accounting purposes management has determined that an impairment allowance is appropriate.

As at December 31, 2014 and subsequent thereto, the Company continues to negotiate the issue with the other parties involved.

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – Growth Pipeline Properties - continued

j)

MOR Property

The MOR property was purchased from Almaden and is located between Teslin and Watson Lake, Yukon. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

On September 9, 2009 the Company acquired a 100% interest in the Highway property, an expansion to the MOR property. The Company has agreed to grant Strategic Metals Ltd. a 2% NSR royalty on any future production from the mineral claims acquired from them.

In accordance with the Company’s significant accounting policy, management is required to evaluate the carrying value of an exploration asset whenever there are signs that would indicate potential impairment.  With respect to the MOR property, management has identified that the Company is currently not in a position to develop an exploration program for the property due to shortage of funds. Once raising additional financing becomes more consistent, management intends to continue exploration on this property. Accordingly, for accounting purposes management has determined that an impairment allowance was appropriate as at September 30, 2014.

k)

Prospector Mountain Property

Prospector Mountain was purchased from Almaden and is located in the central Yukon. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them. At any time after any production commences, the Company may repurchase ½ of the NSR from Almaden for fair value as determined by an independent valuator.

The Company will also issue to Almaden 500,000 common shares upon receipt of a positive bankable feasibility study for the property.

On December 15, 2009, the Company signed an option agreement with Silver Quest Resources Ltd. (“Silver Quest”), whereby Silver Quest was able to earn up to a 70% interest in the property. During the eleven months ended September 30, 2011, Silver Quest was taken over and the project was transferred to Independence Gold Corp. (“Independence”), which subsequently returned the project to the Company in April 2012.  Prior to the takeover, Silver Quest had incurred its December 31, 2010 mineral property expenditure commitments of at least $350,000, paid the Company $100,000 in cash and had issued 200,000 Silver Quest shares to the Company.

l)

Tim Property

The Tim property was purchased from Almaden and is located between Teslin and Watson Lake, Yukon. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

During the year ended October 31, 2007, the Company entered into an agreement with ACME Resources Inc. (“ACME”). During the year ended October 31, 2008, ACME spent $884,066 on exploration of the property (ACME called the property “Wolf”). In addition, ACME issued to the Company 46,666 common shares. An additional 20,000 common shares were issued to the Company during the year ended October 31, 2009. On November 18, 2010, the Company announced that ACME had withdrawn from the option agreement on the Tim property and that they have returned the claims to the Company in good standing until 2013. As at September 30, 2013, the Company had recorded a recovery of $40,500 from the optionee.

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – Growth Pipeline Properties – continued

m)

Tim Property – continued

In accordance with the Company’s significant accounting policy, management is required to evaluate the carrying value of an exploration asset whenever there are signs that would indicate potential impairment.  With respect to the Tim property, management has identified that the Company is currently not in a position to develop an exploration program for the property due to shortage of funds. Once raising additional financing becomes more consistent, management intends to continue exploration on this property. Accordingly, for accounting purposes management has determined that an impairment allowance was appropriate as at September 30, 2014.

n)

White River Property

The White River property is located in the Yukon, northwest of Whitehorse. The Company owns a 100% interest in the White River property, acquired through staking.

On April 18, 2012, the Company signed an option agreement with Driven Capital Corp. (“Driven”) with respect to the White River Property. Under the terms of the agreement, Driven was able to earn a 60% interest in the White River Property by completing the following commitments before January 15, 2016:

•

Making cash payments to the Company totalling $400,000

•

Issuing 2,000,000 common shares to the Company

•

Completing $4,250,000 in exploration expenditures on the property; $500,000 of which is due in year one.

The Company was able to retain a 2% NSR royalty on any mineral produced from the property, half of which could be purchased by Driven for $2,000,000.

During the year ended September 30, 2012, the Company received $50,000 and 250,000 common shares valued at $20,000 pursuant to the agreement with Driven.

On October 22, 2012, the White River First Nation (“WRFN”), one of two First Nations which assert traditional territory in the White River area, filed a petition in the Supreme Court of Yukon. The petition challenges the Yukon Government’s decision to approve the proposed Class 3 exploration activities of the Company on the White River property, primarily on the basis of inadequate consultation by the Yukon Government.  The Company is named as a Respondent in the petition, however all relief requested by the WRFN is from the Yukon Government.

The Company believes it has behaved appropriately, responsibly and in accordance with all legal and regulatory requirements in its dealings with both First Nations regarding the White River property. On July 5, 2013, Justice Veale of the Supreme Court of Yukon supported the WRFN which indicates to the Company that there is work to be done between the Yukon Government and the WRFN with respect to defining a mutually acceptable consultation process.

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

7.

SHARE CAPITAL

a)

Authorized:

As at December 31, 2014, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

b)

Issued:

During the year ended September 30, 2014, the Company:

i)

Completed a non-brokered private placement on December 16, 2013 by issuing 4,836,666 units (“Unit”) at a price of $0.075 per Unit for gross proceeds of $362,750. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.15.  Insiders participated in the offering for a total of 2,100,000 Units for gross proceeds of $157,500. Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred share issue costs of $15,689 in connection with this financing.

ii)

Completed a non-brokered private placement on March 17, 2014 by issuing 2,666,667 units (“Unit”) at a price of $0.075 per Unit for gross proceeds of $200,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.15.  Insiders participated in the offering for a total of 943,333 Units for gross proceeds of $70,750.  Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred share issue costs of $11,521 in connection with this financing.

iii)

Completed a non-brokered private placement on September 11, 2014 by issuing 9,000,000 units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $450,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.10.  In connection with the financing, the Company paid $9,600 as a cash finder’s fee and issued 268,800 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The value of the finder’s warrants was determined to be $8,747 and was calculated using the Black-Scholes option pricing model.  Insiders participated in the offering for a total of 2,070,000 Units for gross proceeds of $103,500. Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred additional share issue costs of $25,721 in connection with this financing.

There were no shares issued during the three months period ended December 31, 2014.

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS

a)

Stock option compensation plan

The Company grants stock options to directors, officers, employees and consultants pursuant to the Company’s Stock Option Plan (the “Plan”).  The number of options that may be issued pursuant to the Plan are limited to 10% of the Company’s issued and outstanding common shares and to other restrictions with respect to any single participant (not greater than 5% of the issued common shares) or any one consultant (not greater than 2% of the issued common shares).

Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than one quarter of the options vesting in any 3 month period.

Vesting provisions may also be applied to other option grants, at the discretion of the directors.  Options issued pursuant to the Plan will have an exercise price as determined by the directors, and permitted by the TSX-V, at the time of the grant. Options have a maximum expiry date of 5 years from the grant date.

Stock option transactions and the number of stock options for the three months ended December 31, 2014 are summarized as follows:

Expiry date	Exercise price	September 30, 2014	Granted	Exercised	Expired/ cancelled	December 31, 2014
October 5, 2014	$0.30	100,000	-	-	(100,000)	-
June 23, 2015	$0.20	100,000	-	-	-	100,000
October 1, 2015	$0.59	865,000	-	-	-	865,000
May 4, 2016	$0.61	425,000	-	-	-	425,000
May 7, 2017	$0.26	635,000	-	-	-	635,000
February 25, 2019	$0.10	2,125,000	-	-	-	2,125,000
Options outstanding		4,250,000	-	-	(100,000)	4,150,000
Options exercisable		4,250,000	-	-	(100,000)	4,150,000
Weighted average exercise price		$0.28	$Nil	$Nil	$0.30	$0.28

As at December 31, 2014, the weighted average contractual remaining life of options is 2.79 years (September 30, 2014 – 2.97 years).  The weighted average fair value of stock options granted during the three months ended December 31, 2014 was $Nil (2013 - $Nil).

Stock option transactions and the number of stock options for the year ended September 30, 2014 are summarized as follows:

Expiry date	Exercise price	September 30, 2013	Granted	Exercised	Expired/ cancelled	September 30, 2014
December 11, 2013	$0.10	275,000	-	-	(275,000)	-
October 5, 2014 *	$0.30	100,000	-	-	-	100,000
June 23, 2015	$0.20	100,000	-	-	-	100,000
October 1, 2015	$0.59	865,000	-	-	-	865,000
May 4, 2016	$0.61	425,000	-	-	-	425,000
May 7, 2017	$0.26	645,000	-	-	(10,000)	635,000
February 25, 2019	$0.10	-	2,130,000	-	(5,000)	2,125,000
Options outstanding		2,410,000	2,130,000	-	(290,000)	4,250,000
Options exercisable		2,410,000	2,130,000	-	(290,000)	4,250,000
Weighted average exercise price		$0.42	$0.10	$Nil	$0.11	$0.28

*Subsequently, 100,000 stock options expired.

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

The weighted average assumptions used to estimate the fair value of options for the three months ended December 31, 2014 and 2013 were as follows:

	December 31, 2014	December 31, 2013
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

b)

Warrants

The continuity of warrants for the three months ended December 31, 2014 is as follows:

Expiry date	Exercise price	September 30, 2014	Issued	Exercised	Expired	December 31, 2014
October 3, 2015	$0.25	6,870,000	-	-	-	6,870,000
December 16, 2016	$0.15	4,836,666	-	-	-	4,836,666
March 17, 2017	$0.15	2,666,667	-	-	-	2,666,667
September 11, 2017	$0.10	9,000,000	-	-	-	9,000,000
Outstanding		23,373,333	-	-	-	23,373,333
Weighted average exercise price		$0.16	$Nil	$Nil	$Nil	$0.16

As at December 31, 2014, the weighted average contractual remaining life of warrants is 1.92 years (September 30, 2014 – 2.17 years).

The continuity of warrants for the year ended September 30, 2014 is as follows:

Expiry date	Exercise price	September 30, 2013	Issued	Exercised	Expired	September 30, 2014
October 3, 2015	$0.25	6,870,000	-	-	-	6,870,000
December 16, 2016	$0.15	-	4,836,666	-	-	4,836,666
March 17, 2017	$0.15	-	2,666,667	-	-	2,666,667
September 11, 2017	$0.10	-	9,000,000	-	-	9,000,000
Outstanding		6,870,000	16,503,333	-	-	23,373,333
Weighted average exercise price		$0.25	$0.12	$Nil	$Nil	$0.16

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

c)

Finder’s warrants

The continuity of finder’s warrants for the three months ended December 31, 2014 is as follows:

Expiry date	Exercise price	September 30, 2014	Issued	Exercised	Expired	December 31, 2014
October 3, 2015	$0.15	471,500	-	-	-	471,500
September 11, 2015	$0.05	268,800	-	-	-	268,800
Outstanding		740,300	-	-	-	740,300
Weighted average exercise price		$0.11	$Nil	$Nil	$Nil	$0.11

As at December 31, 2014, the weighted average contractual remaining life of finder’s warrants is 0.73 years (September 30, 2014 – 0.99 years).

The continuity of finder’s warrants for the year ended September 30, 2014 is as follows:

Expiry date	Exercise price	September 30, 2013	Issued	Exercised	Expired	September 30, 2014
October 3, 2015	$0.15	471,500	-	-	-	471,500
September 11, 2015	$0.05	-	268,800	-	-	268,800
Outstanding		471,500	268,800	-	-	740,300
Weighted average exercise price		$0.15	$0.05	$Nil	$Nil	$0.11

The weighted average assumptions used to estimate the fair value of finder’s warrants for the three months ended December 31, 2014 and 2013 were as follows:

	December 31, 2014	December 31, 2013
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the three months ended December 31, 2014

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Marc G. Blythe Chief Executive Officer, Director	$ 43,750	$ Nil	$ Nil	$ Nil	$ Nil	$ 43,750

For the three months ended December 31, 2013

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Marc G. Blythe Chief Executive Officer, Director	$ 43,750	$ Nil	$ Nil	$ Nil	$ Nil	$ 43,750

Related party transactions and balances

		Three months ended		Balance due
	Services	December 31, 2014	December 31, 2013	As at December 31, 2014	As at September 30, 2014
Amounts due to:
Marc. G. Blythe	Wages	$ 43.750	$ 43.750	$ -	$ 3,594
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 38,000	$ 41,103	$ 26,775	$ 21,840
Almaden Minerals Ltd. (b)	Rent, insurance, office facilities and expenses	$ -	$ 12,300	$ -	$ 13,024
TOTAL:				$ 26,775	$ 38,458

(a) The president of Pacific Opportunity Capital Ltd., a private company, is the Chief Financial Officer and a director of the Company.

(b) A director of Almaden Minerals Ltd., a public company, is an officer of the Company.

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no non-cash investing and financing transactions during the three months ended December 31, 2014.

The significant non-cash investing and financing transactions during the three months ended December 31, 2013 were as follows:

•

As at December 31, 2013, a total of $245 in exploration and evaluation asset costs were included in accounts payable and accrued liabilities.

•

The Company recorded $24,183 as the residual fair value of share purchase warrants associated with a private placement financing completed.

11.

SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	December 31, 2014	September 30, 2014
Exploration and evaluation assets
Canada	$ 1,174,169	$ 1,174,169
Mexico	2,705,942	2,729,901
USA	181,993	181,993

Total	$ 4,062,104	$ 4,086,063

All of the Company’s equipment is located in Canada.

12.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  At the Company’s current expenditure level, a 10% change in the Mexican peso / Canadian dollar currency rate changes the results of operations by an insignificant amount.

(b)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution. The Company’s receivables consist of goods and services/harmonized sales tax due from the federal government of Canada.

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

12. FINANCIAL INSTRUMENTS – continued

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company has sufficient cash to settle its current liabilities, but further funding will be required to meet the Company’s short-term and long-term operating needs. The Company manages liquidity risk through the management of its capital structure (Note 13).

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at December 31, 2014, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

The Company may from time-to-time own available-for-sale marketable securities, in the mineral resource sector. Changes in the future pricing and demand of commodities can have a material impact on the market value of the investments. The nature of such investments is normally dependent on the invested company being able to raise additional capital to further develop and to determine the commercial viability of its resource properties. Management mitigates the risk of loss resulting from this concentration by monitoring the trading value of the investments on a regular basis.

i)

Interest rate risk

As at December 31, 2014, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase, the Company may mitigate future exposure by entering into fixed-rate deposits.

ii)

Foreign exchange risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company may maintain cash and other financial instruments, or may incur revenues and expenditures in currencies other than the Canadian dollar. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, which may include but are not limited to US dollars and the Mexican peso, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

12. FINANCIAL INSTRUMENTS – continued

(e)

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of minerals such as gold, zinc, lead and copper. The Company’s input costs are also affected by the price of fuel.  The Company closely monitors mineral and fuel prices to determine the appropriate course of action to be taken by the Company.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash	$114,533	$-	$-	$114,533
Marketable securities	$-	$-	$-	$-
	$114,533	$-	$-	$114,533

13. MANAGEMENT OF CAPITAL RISK

The Company considers items included in shareholders’ equity as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2014.

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

14. EVENTS AFTER THE REPORTING PERIOD

a)

On January 27, 2015, the Company announced that it has signed a binding agreement to acquire eight gold properties in Nevada, USA from Sandstorm Gold Ltd. (TSX: SSL) (“Sandstorm”).  Details of the acquisition include:

•

Eight gold properties acquired in Nevada;

•

the Company to pay 1,500,000 common shares (issued subsequently) and grant an NSR royalty ranging from 0.5% to 1.0%;

•

the Company will also grant Sandstorm a right of first refusal on any future metal streaming agreements on these properties.

b)

On February 11, 2015, the Company announced that the Company and Estrella Gold Corporation (“Estrella”) (TSXV: EST) have agreed to combine to form Alianza Minerals Ltd. (“Alianza”) The new company will be a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America. The new company will have four projects in Peru, ten in Nevada, three in Mexico, and five in Yukon and the flexibility to acquire new projects in the Americas as opportunities arise. The proposed transaction has been unanimously approved by both company’s Boards of Directors. The parties have entered into an arrangement agreement (the “Agreement”) pursuant to which the Company will acquire Estrella’s shares on a one for one basis.  The Company will also complete a share consolidation and financing concurrent with the acquisition.

Highlights of the transaction include:

•

Consolidation of management, technical teams and project portfolios creating a stronger company and reducing administration costs;

•

Exposure to prolific jurisdictions in the Americas: Peru, Nevada, Mexico and Yukon;

•

$2 million financing;

•

Ability to leverage technical expertise from both companies’

•

Strong capital structure with 16.5 million shares outstanding post-transaction and financing;

•

Well-capitalized company able to take advantage of current market opportunities;

•

Increased exploration activity and news flow.

The transaction is structured as a plan of arrangement such that the Company will acquire all of the shares of Estrella, but is essentially a merger of companies with similar market capitalization and will be completed on the basis of one share of the Company for each Estrella share. Immediately upon completion of the transaction a consolidation of shares will take place, at a ratio of one new share for ten old shares. As a result Alianza will have 10.8 million shares outstanding, of which approximately 56.7% will be owned by the former Company’s shareholders.

As of February 26, 2015, the Company has entered into lockup agreements with Estrella’s officers, directors and large shareholders pursuant to which the parties agreed to refrain from selling or transferring an aggregate of 22,907,325 shares of Estrella’s common stock they own, representing 49.1% of the total issued and outstanding Estrella’s shares, until the Plan of Arrangement between the Company and Estrella has been completed and the new entity is formed.

A special meeting of the shareholders of Estrella will be held on Wednesday, April 8, 2015, with closing of the transaction being scheduled for the end of April, 2015. The record date for shareholders of Estrella to be entitled to vote on the transaction is Tuesday, March 3, 2015.

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Unaudited, presented in Canadian Dollars)

14.

EVENTS AFTER THE REPORTING PERIOD – continued

A financing will also be completed to raise $2 million on a post consolidation basis by way of a private placement of 5.7 million subscription receipts at a price of $0.35 each. The Subscription Receipts will be automatically convertible into one Alianza common share and one common share purchase warrant upon the closing of the acquisition. Each warrant will allow the holder to buy one Alianza common share at a price of $0.50 for a period of 3 years.

The private placement of subscription receipts will close before the transaction closes and the 4 month hold period will commence when the private placement closes. The funds from the private placement will then be held in escrow until the transaction is completed.  Subject to TSX Venture Exchange approval, the Company may pay finders’ fees of cash and/or securities on a portion of the Private Placement.

The acquisition and the Private Placement are subject to TSX Venture Exchange approval.  After the financing, acquisition and share consolidation, the Company will have 16.5 million shares outstanding.